BY EDGAR AND FEDERAL EXPRESS

October 21, 2019

Ms. Joanna Lam

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Beverages, Apparel and Mining

100 F Street, N.E.

Washington, D.C. 20549

RE:Parallax Health Sciences, Inc.

Amended Form 10-K for the Fiscal Year ended December 31, 2018

Filed July 26, 2019

File No. 000-52534

Dear Ms. Lam:

By letter dated August 8, 2019, the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) provided Parallax Health Sciences, Inc. (the “Company”) with comments to the Company’s Amended Annual Report for the Fiscal Year Ended December 31, 2018, on Form 10-K filed on July 26, 2019 (the “Amended Annual Report”).  This letter contains the Company’s responses to the Staff’s comments.  The numbered responses and the headings set forth below correspond to the numbered comments and headings in the Staff’s August 8, 2019 comment letter.

Concurrently with the delivery of this letter, the Company is filing via EDGAR Amendment No. 2 to the Form 10-K setting forth an amended Annual Report, reflecting changes made in response to the Staff’s comments.  A copy of the amended Annual Report, marked to show changes, is enclosed for your convenience.

In addition to the changes made in response to the Staff’s comments, the amended Annual Report reflects some corrections or clarifications to selected passages of the original Annual Report.

Los Angeles:New York:

1327 Ocean Avenue, Suite M28 West 36th Street, 8th Floor

Santa Monica, CA 90401New York, NY 10018

(310) 899-4442

PARALLAX HEALTH SCIENCES, INC.

Parallax Health Management, Inc.  ●  Parallax Behavioral Health, Inc.  ●   Parallax Diagnostics, Inc.  ●   Parallax Communications, Inc.

Parallax Health Sciences, Inc.October 21, 2019

United States Securities and Exchange CommissionPage 2 of 2

Form 10-K for the Fiscal Year ended December 31, 2018

General

1.Please revise your Form 10-K to comply with the comments issued on the Amended Registration Statement on Form S-1 in the letter dated August 8, 2019, as applicable.

COMPANY RESPONSE

The Company’s Form 10-K for the fiscal year ended December 31, 2018, has been revised to comply with the comments issued on the Staff’s letter dated August 8, 2019 in reference to the Company’s recently amended Registration Statement, as applicable.  An amended Form 10-K/A-2 has been filed through Edgar on October 21, 2019.

Exhibits

2.Please refile your exhibits in the proper text-searchable format. Please refer to Section 5.2.3.6 of the EDGAR File Manual (Volume II) EDGAR Filing (Version 49) (December 2018) and Item 301 of Regulation S-T.

COMPANY RESPONSE

The exhibits cited by Staff have been reformatted to provide text-searchable documents and have been filed with the amended Form 10-K/A-2 on October 21, 2019.

* * *

Apart from the foregoing responses to the Staff’s comments, the Company acknowledges that it is responsible for the accuracy and adequacy of the disclosures contained in the Form 10-K, as amended by Amendment No. 2.

Please direct questions regarding this response letter to the undersigned at 404-915-8449.

Very truly yours,

PARALLAX HEALTH SCIENCES, INC.

Paul R. Arena

Chief Executive Officer

Cc:Craig Arakawa (SEC)

Michael Killoy (SEC)

Pam Howell (SEC)

Peter Hogan, Esq. - Buchalter